UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Six Flags Entertainment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83001A201

(CUSIP Number of Class of Securities)

Neal Nenadovic, CFO

Pentwater Capital Management, LP

227 W. Monroe Suite 4000

Chicago, Il 60606

(312)589-6405

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83001A201		SCHEDULE 13D

1.	Name of Reporting Person: Pentwater Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,331,726

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,331,726

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,331,726

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person IA

CUSIP No. 83001A201		SCHEDULE 13D

1.	Name of Reporting Person: Pentwater Growth Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 488,306

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person OO

CUSIP No. 83001A201		SCHEDULE 13D

1.	Name of Reporting Person: Pentwater Equity Opportunities Master Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,308

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person OO

CUSIP No. 83001A201		SCHEDULE 13D

1.	Name of Reporting Person: Oceana Master Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 776,817

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person OO

CUSIP No. 83001A201		SCHEDULE 13D

1.	Name of Reporting Person: LMA SPC for and behalf of MAP 98 Segregated Portfolio

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only WC, SC

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,295

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person OO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.025 (the “Common Stock”), of Six Flags Entertainment Corporation (the “Issuer”), a Delaware corporation with principal offices located at 1540 Broadway, 15th Floor   New York, New York 10036

Item 2.	Identity and Background

(a) ,(f)      This statement is filed on behalf of Pentwater Capital Management LP, a Delaware limited partnership (“Pentwater Capital”),  Pentwater Growth Fund Ltd., an exempted company formed in the Cayman Islands (“Pentwater Growth”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Oceana Master Fund, Ltd. (“Oceana”) an exempted company formed in the Cayman Islands and, LMA SPC for and behalf of MAP 98 Segregated Portfolio, a segregated portfolio company (“MAP”).  Pentwater Capital, Pentwater Growth, Pentwater Equity, Oceana and MAP are collectively referred to herein as Reporting Persons.

(b)           The business address of the Reporting Persons is: 227 West Monroe Suite 4000, Chicago, IL 60606

(c)  The principal business of the Reporting Persons is investing for accounts under their management.  Pentwater Capital is the investment manager for Pentwater Growth, Pentwater Equity, Oceana and MAP.  Halbower Holdings Inc. is the general partner of Pentwater Capital, and Matthew Halbower is the chief executive officer and sole director of Halbower Holdings Inc.

(d), (e) During the last five years, neither of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Exhibit 99.1 or named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the bankruptcy of the Issuer as described in the Issuer’s current report on Form 8-K, dated as of April 29, 2010 and filed on May 4, 2010 (the “Issuer’s Form 8-K”), and pursuant to the Debtors’ Modified Fourth Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, as confirmed by the Bankruptcy Court on April 29, 2010 (the “Plan”), as of April 30, 2010 (the “Effective Date”), the Reporting Persons (a) received 114,912 shares of Common Stock pursuant to the conversion of SFI Unsecured Claims (as defined in the Plan); (b) received 144,152 shares of Common Stock at no cost pursuant to the Delayed Draw Equity Purchase (as defined in the Plan) and (c) purchased 1,720,992 shares of Common Stock for a purchase price of $29.4204 per share and 351,670 shares of Common Stock for a purchase price of $22.065 per share, for an aggregate purchase price of approximately $58.391 million from working capital of the Reporting Persons.

Item 4.	Purpose of Transaction

On June 13, 2009, the Issuer, its domestic subsidiaries and certain of the Issuer’s affiliates (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) for relief under Chapter 11 of the Bankruptcy Code.   On April 1, 2010, the Debtors filed with the Bankruptcy Court the Plan of Reorganization, as subsequently modified.  On April 30, 2010, the Bankruptcy Court entered an order confirming the Plan.

On the Effective Date, the Debtors consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective pursuant to its terms.  Upon emergence from Chapter 11 on the Effective Date, all outstanding shares of the Issuer’s Common Stock and other equity interests in the Issuer were cancelled, as well as certain debt securities. As described above, pursuant to the terms of the Plan and in settlement of its claims against the Debtors, the Reporting Persons received 114,912 shares of Common Stock pursuant to the conversion of the SFI Unsecured Claims.

The Plan provides, among other things, that, as of the Effective Date, a (i) new certificate of incorporation and bylaws of the Issuer be in effect, (ii) the name of the Issuer’s corporation name change to Six Flags Entertainment Corporation, and (iii) new members of the board of directors be established, including Daniel C. Murphy, an employee of Pentwater Capital, who was selected by a creditors’ committee, of which Pentwater Capital was party.

Pursuant to the Plan, on the Effective Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with each stockholder who, as of the Effective Date, held (together with its affiliates) at least 1% of the Common Stock, including the Reporting Persons. Pursuant to the Registration Rights Agreement, the Issuer agreed to register the resale of the shares of Common Stock issued to such holders in accordance with the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”) (including, within 30 days following the Effective Date, pursuant to a resale shelf registration statement pursuant to Rule 415 promulgated under the Securities Act).  The Registration Rights Agreement provides that, at any time from and after the Effective Date, holders party thereto collectively owning at least 20% of the then outstanding shares of Common Stock (and securities convertible into Common Stock) have the right to require the Issuer to effect certain underwritten registered offerings of such holders’ Common Stock (and convertible securities), including Common Stock acquired pursuant to the Plan or the Offering (as defined in the Plan), on the terms and conditions set forth in the Registration Rights Agreement.  Holders of the Common Stock entitled to demand such registrations are entitled to request an aggregate of five (5) underwritten offerings (which, individually, must include an amount of Common Stock to be registered and/or sold by such holders in excess of $100 million). In addition, holders party to the Registration Rights Agreement are entitled to request an unlimited number of piggyback registrations. The above summary of the material terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Registration Rights Agreement, a copy of which is included as Exhibit 4.1 to the Issuer’s Form 8-K, and is incorporated by reference herein.

In consideration for the Reporting Persons commitment to enter in a Backstop Commitment Agreement (as defined in the Plan), the Reporting Persons received 144,152 shares of Common Stock at no cost pursuant to the Delayed Draw Equity Purchase. Pursuant to the Plan, on the Effective Date, the Reporting Persons entered into the Backstop Commitment Agreement (as defined in the Plan), whereby the Reporting Persons have agreed, pursuant to the terms and conditions set forth in the Backstop Commitment Agreement, to purchase an additional $25 million of shares of Common Stock on or before June 1, 2011 following approval by a majority of the members of the Issuer’s board of directors.   The above summary of the material terms of the Backstop Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Backstop Commitment Agreement, a copy of which is included as an Exhibit to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on May 11, 2010, and is incorporated by reference herein.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock;

dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.  In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties. As a result, the Reporting Persons may take positions with respect to and seek to have the directors selected by the Reporting Persons influence the decision of the board of directors of the Issuer regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as otherwise described in this Statement, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The information set forth in Item 3 of this Statement is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)           As of the close of business on April 29, 2009, the Reporting Persons beneficially owned an aggregate of 2,331,726 shares of Common Stock representing an aggregate of 8.5% of the Issuer’s issued and outstanding Common Stock based upon 27,388,889 shares of Common Stock issued and outstanding reported in the Issuer’s Form 8-K.

(b)          By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons.   Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.

(c)           Except as described herein, there have been no other transactions in the Common Stock by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Except as otherwise expressly described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	List of Directors and Executive Officers of Reporting Persons
99.2

Modified Fourth Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, as confirmed by the Bankruptcy Court on April 29, 2010 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated as of April 29, 2010)

99.3	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K dated as of April 29, 2010)
99.4	Backstop Commitment Agreement (incorporated by reference to the Exhibits to the Issuer’s Current Report on Form 8-K to be filed on May 11, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2010	/s/ Neal Nenadovic
Chief Financial Officer of Pentwater Capital Management, LP